May 10, 2019

Attn: Jim Lopez; Pam Howell; Steve Lo; Rufus Decker

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, DC 20549

Re:	Fah Mai Holdings, Inc.
Amended Registration Statement on Form S-1
Filed May 1, 2019
File No. 333-226275

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on May 14, 2019, at 3:00 p.m., Eastern Daylight Time, or as soon thereafter as is practicable.

Sincerely,

Fah Mai Holdings, Inc.

/s/ Louis Haseman

Louis Haseman

Chief Executive Officer